SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2

                            (Name of Subject Company)

                    Boston Financial Apartment Associates LP

                         A Delaware limited partnership

                               at $25 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

================================================================================

     Transaction Valuation*                          Amount of Filing Fee
            $109,575                                        $21.92
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*    For purposes of calculating the filing fee only. This calculation assumes the purchase of 4,383 Units at a purchase price of $25 per Unit in the Partnership.

[X]  Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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     Amount Previously Paid:    $21.92           Filing Party: Equity Resource
                                                               Lexington Fund LP

     Form of Registration No.:  Schedule TO/T    Date Filed:   May 30, 2002
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

                                 AMENDMENT NO. 2

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 30, 2002 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 4,383 units (the "Units") of limited partnership interests in Boston Financial Apartment Associates LP, a Delaware limited partnership (the "Partnership"), at $25 for each Unit, net to the seller in cash, without interest, less the $50 transfer fee per transaction charged by the general partner of the Partnership and less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after May 30, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

         Item 5-- Past Contacts, Transactions, Negotiations and Agreements

                  Section 9--"Past Contact and Negotiations with General Partner" is amended to include the following paragraph:

                  "Prior to the commencement of the offer, the Purchaser negotiated a reduced transfer fee for limited partners who tender under the offer. For those limited partners, the transfer fee will be $50 per transaction. The standard transfer fee charged by the Partnership is $10 per unit with a minimum fee of $75. The reduced transfer fee was verbally requested by the Purchaser and agreed to by the Partnership in light of the reduced per transaction administrative costs for units transferred as a result a Schedule TO. The reduced transfer fee is not the result of any written agreements between the Purchaser and the Partnership or its general partner. The reduced transfer fee applies only to this offer. It does not apply to other partnerships and does not apply to any subsequent offers for units in this Partnership. The Purchaser's offer price was in no way contingent on a reduced transfer fee and the net effect of the reduced transfer fee is to benefit selling limited partners."

         Item 12--Exhibits

                  Item 12 is hereby amended by adding the following attached exhibit:

                  (a)(5)   Revised Transmittal Letter.

                                   SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      June 21, 2002    Equity Resource Lexington Fund Limited Partnership,
                                     a Massachusetts limited partnership

                                     By:  /s/  Eggert Dagbjartsson
                                        ----------------------------------------
                                               Eggert Dagbjartsson
                                               General Partner

                                     Equity Resources Group, Inc.
                                     A Massachusetts Corporation

                                     By:  /s/  Eggert Dagbjartsson
                                        ----------------------------------------
                                               Eggert Dagbjartsson
                                               Executive Vice President

                                     Eggert Dagbjartsson

                                     By:  /s/  Eggert Dagbjartsson
                                        ----------------------------------------
                                               Eggert Dagbjartsson

                                  EXHIBIT INDEX

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                                                                 Sequential
Exhibit No.                           Description               Page Number
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(a)(1) -           Offer to Purchase, dated May 30, 2002*           4-28
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(a)(2) -           Transmittal letter, dated May 30, 2002*           29
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(a)(3) -           Agreement of Sale*                              30-33
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(a)(4)             Summary Advertisement*                            34
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(a)(5) -           Revised Transmittal letter
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(b) -              Not applicable.
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(c) -              Not applicable.
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(d) -              Not applicable.
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(e) -              Not applicable.
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(f) -              Not applicable.
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(g)                Not applicable
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(h)                Not applicable.
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       * Previously Filed